SALE AND ACQUISITION AGREEMENT

     THIS AGREEMENT dated as of April 30, 2009 between Aldar Group Inc., a Nevada corporation (“ALDJ”) on behalf of its shareholders, and Nanotech Entertainment Inc., a Nevada Corporation (“NEI” and “Nanotech” individually and “Sellers” collectively ”) on behalf of its/their shareholders.

     WHEREAS, NEI currently has 6,480,000 common shares outstanding; and,

     AND WHEREAS, NEI wishes to sell these shares to ALDJ and receive in exchange 6,480,000 common shares of ALDJ; and,

     AND WHEREAS, ALDJ wishes to purchase all of the issued and outstanding shares of NEI; and,

     AND WHEREAS, ALDJ and NEI have agreed to certain changes with respect to the Board and operations of ALDJ following the Closing of this transaction, to ensure the efficient governance of the company.

NOW THEREFORE, the parties agree as follows:

1.	The Acquisition.

1.1

Purchase and Sale of Shares. Subject to the terms and conditions of this Agreement, at the Closing to be held as provided in Section 2, NEI shall sell the shares to ALDJ, and ALDJ shall purchase the shares from NEI, free and clear of all Encumbrances except as shown in Exhibit E.

1.2

Purchase Price. Purchaser will exchange six million four hundred eighty thousand (6,480,000) shares of its restricted par value $0.001 common stock for all of the outstanding shares representing all of the outstanding ownership interest of NEI. It is anticipated that this transaction will be a nontaxable event under section 368 of the IRS Code.

2.	The Closing.

2.1

Place and Time. The closing of the sale and purchase of the Shares (the “Closing”) shall take place at Las Vegas, NV no later than the close of business (Las Vegas time) on 04/16/09, or at such other place, date and time as the parties may agree in writing.

	2.2	Deliveries by Sellers. At the Closing, Sellers shall deliver the following to ALDJ:

(a)

Certificates representing the interests, duly endorsed for transfer to ALDJ and accompanied by any applicable transfer tax stamps; to deliver to ALDJ at the Closing, a certificate representing the interests registered in the name of ALDJ (without any legend or other reference to any Encumbrance).

		(b)	The documents contemplated by Section 3.

(c)

All other documents, instruments and writings required by this Agreement to be delivered by Sellers at the Closing and any other documents or records relating to NEI’s business reasonably requested by ALDJ in connection with this Agreement.

2.3	Deliveries by ALDJ. At the Closing, ALDJ shall deliver the following to NEI:

	(a)	The shares as contemplated by section 1.

	(b)	The documents as contemplated by Section 4.

	(c)	All other documents, instruments and writings required by this Agreement to be delivered by ALDJ at the Closing.

3.	Conditions to ALDJ's Obligations.

The obligations of ALDJ to effect the Closing shall be subject to the satisfaction at or prior to the Closing of the following conditions, any one or more of which may be waived by ALDJ:

3.1	Representations, Warranties and Agreements.

(a)

The representations and warranties of Sellers set forth in this Agreement shall be true and complete in all material respects as of the Closing Date as though made at such time, (b) Sellers shall have performed and complied in all material respects with the agreements contained in this Agreement required to be performed and complied with by them at or prior to the Closing and (c) ALDJ shall have received a certificate to that effect signed by an authorized representative of NEI.

3.2	Election of New ALDJ Board.

As a condition to the Closing, the members of the Board of Directors and the shareholders of ALDJ, as required purusant to the Bylaws of ALDJ, shall change the Bylaws of the Corporation to set the number of board members at four; two of whom shall be nominees of NEI. The pre-Closing Board Members shall appoint 2 new board members. A copy of the form of the Certificate of Secretary of ALDJ certifying the adoption of resolutions of the Board of Directors of ALDJ confirming the new elections as members of the ALDJ Board are attached hereto as Exhibit “A.” At the Closing, ALDJ shall deliver to NEI the executed Certificate of Secretary of ALDJ in the form of Exhibit “A.”

3.3	Election of New ALDJ Officers.

As a condition to the Closing, the members of the Board of Directors of ALDJ shall elect new officers. A copy of the form of the Certificate of Secretary of ALDJ certifying the adoption of resolutions of the Board of Directors of ALDJ giving effect to the above is attached hereto as Exhibit “B.” At the Closing, ALDJ shall deliver to NEI the executed Certificate of Secretary of ALDJ in the form of Exhibit “B.”

4.	Conditions to Sellers’ Obligations.

The obligations of Sellers to effect the Closing shall be subject to the satisfaction at or prior to the Closing of the following conditions, any one or more of which may be waived by NEI:

4.1	Representations, Warranties and Agreements.

(a)

The representations and warranties of ALDJ set forth in this Agreement shall be true and complete in all material respects as of the Closing Date as though made at such time, (b) ALDJ shall have performed and complied in all material respects with the agreements contained in this Agreement required to be performed and complied with by it prior to or at the Closing and (c) Sellers shall have received a certificate to that effect signed by an officer of ALDJ.

5.	Representations and Warranties of Sellers.

David Foley and Robert DeKett (“Seller’s Directors”) represent and warrant to ALDJ that, to the knowledge of Seller (which limitation shall not apply to Section 5.3 for which separate warranties of Keiko & Takashi Yoshida (jointly) and Conway Ho have been provided, and except as set forth in the Disclosure Letter:

5.1

Organization of Sellers; Authorization. Sellers are corporations duly organized, validly existing and in good standing under the laws of Nevada with full corporate power and authority to execute and deliver this Agreement and to perform their obligations hereunder. The execution, delivery and performance of this Agreement have been duly authorized by all necessary corporate action of NEI and this Agreement constitutes a valid and binding obligation of Sellers, enforceable against it in accordance with its terms.

5.2

Conflict as to Sellers: Neither the execution and delivery of this Agreement nor the performance of Sellers’ obligations hereunder will (a) violate any provision of the certificate of incorporation or by-laws of Sellers or (b) violate any statute or law or any judgment, decree, order, regulation or rule of any court or other Governmental Body applicable to Sellers.

5.3

Ownership of Shares. The delivery of certificates of NEI to ALDJ will result in ALDJ's immediate acquisition of record and beneficial ownership of the Shares of NEI, free and clear of all Encumbrances. There are no outstanding options, rights, conversion rights, agreements or commitments of any kind relating to the issuance, sale or transfer of any Equity Securities or other securities of NEI.

5.4

Title to Properties. NEI owns all the material properties and assets that they purport to own (real, personal and mixed, tangible and intangible), including, without limitation, all the material properties and assets reflected in the Balance Sheet attached hereto as Exhibit “C” (except for property sold since the date of the Balance Sheet in the ordinary course of business or leased under capitalized leases), and all the material properties and assets purchased or otherwise acquired by NEI or any of its Subsidiaries since the date of the Balance Sheet.

5.5

Buildings, Plants and Equipment. The buildings, plants, structures and material items of equipment and other personal property owned or leased by NEI are, in all respects material to the business or financial condition of NEI, in good operating condition and repair (ordinary wear and tear excepted) and are adequate in all such respects for the purposes for which they are being used.

5.6	Absence of Certain Changes. Since the date of the Balance Sheet, NEI has not:

(a)

suffered the damage or destruction of any of its properties or assets (whether or not covered by insurance) which is materially adverse to the business or financial condition of NEI, or made any disposition of any of its material properties or assets other than in the ordinary course of business;

(b)	made any change or amendment in its certificate of incorporation or by-laws, or other governing instruments;

(c)

issued or sold any Equity Securities or other securities, acquired, directly or indirectly, by redemption or otherwise, any such Equity Securities, reclassified, split-up or otherwise changed any such Equity Security, or granted or entered into any options, warrants, calls or commitments of any kind with respect thereto;

(d)	paid, discharged or satisfied any material claim, liability or obligation (absolute, accrued, contingent or otherwise), other than in the ordinary course of business,;

(e)	prepaid any material obligation having a maturity of more than 90 days from the date such obligation was issued or incurred;

(f)	cancelled any material debts or waived any material claims or rights, except in the ordinary course of business;

5.7

No Material Adverse Change. Since the date of the Balance Sheet, there has not been any material adverse change in the business or financial condition of NEI, other than changes resulting from economic conditions prevailing in the United States.

5.8

Brokers or Finders. NEI has not employed any broker or finder or incurred any liability for any brokerage or finder's fees or commissions or similar payments in connection with the sale of the Shares to ALDJ.

5.9

Transactions with Directors and Officers. NEI does not engage in business with any Person (other than NEI) in which any of NEI's directors or officers has a material equity interest. No director or officer of NEI owns any property, asset or right which is material to the business of NEI and its Subsidiaries, taken as a whole.

6.	Representations and Warranties of ALDJ.

ALDJ represents and warrants to Sellers as follows:

6.1

Organization of ALDJ; Authorization. ALDJ is a corporation duly organized, validly existing and in good standing under the laws of Nevada, with full corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder. The execution, delivery and performance of this Agreement have been duly authorized by all necessary corporate action of ALDJ and this Agreement constitutes a valid and binding obligation of ALDJ, enforceable against it in accordance with its terms. A copy of the form of the Certificate of Secretary of ALDJ certifying the adoption of resolutions of the Board of Directors and shareholders of ALDJ authorizing the acquisition of NEI is attached hereto as Exhibit “D.” At the Closing, ALDJ shall deliver to Sellers the executed Certificate of Secretary of ALDJ in the form of Exhibit “A.”

6.2

Brokers or Finders. ALDJ has not employed any broker or finder or incurred any liability for any brokerage or finder's fees or commissions or similar payments in connection with any of the transactions contemplated hereby except as stated in Exhibit “F”.

6.3

Purchase for Investment. ALDJ is purchasing the shares solely for its own account for the purpose of investment and not with a view to, or for sale in connection with, any distribution of any portion thereof in violation of any applicable securities law.

6.4

Conflict as to ALDJ. Neither the execution and delivery of this Agreement nor the performance of ALDJ's obligations hereunder will (a) violate any provision of the certificate of incorporation or by-laws of ALDJ or (b) violate any statute or law or any judgment, decree, order, regulation or rule of any court or other Governmental Body applicable to ALDJ.

6.5	There are no pending or threatened legal or regulatory claims, demands or liabilities of any kind or nature against ALDJ or its assets.

6.6	ALDJ has filed all federal, state and local income or other tax returns as required by law, and has paid all taxes which are due, and has no tax delinquencies of any kind.

6.7

As of December 31, 2008 there are 4,533,000 common shares issued and outstanding in ALDJ. The shares, when issued were properly distributed under applicable securities laws, and ALDJ has taken no action to cause said stock to lose its current trading status. There are no warrants, option agreements or pending subscription agreements whereby ALDJ is obligated to issue any additional stock to any person except as stated in Exhibit “F”.

7.	Access and Reporting; Filings With Governmental Authorities.

7.1

Access. Between the date of this Agreement and the Closing Date, NEI shall (a) give ALDJ and its authorized representatives reasonable access to all plants, offices, warehouse and other facilities and properties of NEI, and to the books and records of NEI, (b) permit ALDJ to make inspections thereof, and (c) cause its officers and its advisors to furnish ALDJ with such financial and operating data and other information with respect to the business and properties of NEI and to discuss with ALDJ and its authorized representatives the affairs of NEI, all as ALDJ may from time to time reasonably request.

7.2

Exclusivity. From the date hereof until the earlier of the Closing or the termination of this Agreement, Sellers shall not solicit or negotiate or enter into any agreement with any other Person with respect to or in furtherance of any proposal for a merger or business combination or acquisition of any interest in, or (except in the ordinary course of business) sale of assets by, NEI except for the acquisition of the Shares by ALDJ.

7.3

Publicity. Between the date of this Agreement and the Closing Date, Sellers and ALDJ shall, and Sellers and ALDJ shall cause ALDJ, to, discuss and coordinate with respect to any public filing or announcement or any internal or private announcement (including any general announcement to employees) concerning the contemplated transaction.

7.4

Confidentiality. Prior to the Closing Date (or at any time if the Closing does not occur) ALDJ shall keep confidential and not disclose to any Person (other than its employees, attorneys, accountants and advisors) or use (except in connection with the transactions contemplated hereby) all non- public information obtained by ALDJ pursuant to Section 7.1. Following the Closing, Sellers shall keep confidential and not disclose to any Person (other than its employees, attorneys, accountants and advisors) or use (except in connection with preparing Tax Returns and conducting proceeds relating to Taxes) any nonpublic information relating to ALDJ, and its Subsidiaries. This Section 7.4 shall not be violated by disclosure pursuant to court order or as otherwise required by law, on condition that notice of the requirement for such disclosure is given the other party prior to making any disclosure and the party subject to such requirement cooperates as the other may reasonably request in resisting it. If the Closing does not occur, ALDJ shall return to Sellers, or destroy, all information it shall have received from NEI, or otherwise in connection with this Agreement and the transactions contemplated hereby, together with any copies or summaries thereof or extracts therefrom. Sellers and ALDJ shall use their best efforts to cause their respective representatives, employees, attorneys, accountants and advisors to whom information is disclosed pursuant to Section 7.1 to comply with the provisions of this Section 7.4.

8.	Conduct of NEI’s Business Prior to the Closing.

	8.1	Operation in Ordinary Course. Between the date of this Agreement and the Closing Date, NEI shall conduct its businesses in all material respects in the ordinary course.

8.2

Business Organization. Between the date of this Agreement and the Closing Date, NEI shall use its reasonable efforts to (a) preserve substantially intact the business organization of NEI and keep available the services of the present officers and employees of NEI, and (b) preserve in all material respects the present business relationships and good will of NEI.

8.3

Corporate Organization. Between the date of this Agreement and the Closing Date, neither ALDJ nor Sellers shall cause or permit any amendment of the certificate of incorporation or by-laws (or other governing instrument) of NEI, and shall cause NEI not to:

(a)

issue, sell or otherwise dispose of any of its Equity Securities, or create, sell or otherwise dispose of any options, rights, conversion rights or other agreements or commitments of any kind relating to the issuance, sale or disposition of any of its Equity Securities;

(b)

sell or otherwise dispose of any Equity Securities of NEI, or create or suffer to be created any Encumbrance thereon, or create, sell or otherwise dispose of any options, rights, conversion rights or other agreements or commitments of any kind relating to the sale or disposition of any Equity Securities of NEI;

	(c)	reclassify, split up or otherwise change any of its Equity Securities;

	(d)	be party to any merger, consolidation or other business combination;

(e)

sell, lease, license or otherwise dispose of any of its properties or assets (including, but not limited to rights with respect to patents and registered trademarks and copyrights or other proprietary rights), in an amount which is material to the business or financial condition of NEI, except in the ordinary course of business.

9.	Survival of Representations and Warranties; Indemnification.

9.1

Survival. No representation or warranty contained in this Agreement or in any certificate or document delivered pursuant hereto shall survive the Closing, except for those contained in Sections 5.1, 5.2, 5.3 (only as to Sellers), 6.1, 6.2, 6.3, 6.4 (the “Surviving Representations and Warranties ”).

9.2

Indemnification by Seller’s Directors. Seller’s Directors shall indemnify and hold harmless ALDJ and Sellers shall reimburse ALDJ for, any loss, liability, damage or expense (including reasonable attorneys fees) (collectively, “Damages”) arising from or in connection with (a) any inaccuracy in any of the Surviving Representations and Warranties of Sellers in this Agreement or (b) any failure by Sellers to perform or comply with any agreement in this Agreement, except that after the Closing no claim shall be made with respect to the failure to perform or comply with any agreement required to have been performed or complied with prior to the Closing Date.

9.3

Indemnification by ALDJ. ALDJ shall indemnify and hold harmless Sellers, and shall reimburse Sellers for any Damages arising from or in connection with (a) any inaccuracy in any of the Surviving Representations and Warranties of ALDJ in this Agreement, (b) any failure by ALDJ to perform or comply with any agreement in this Agreement, except that after the Closing no claim shall be made with respect to the failure to perform or comply with any agreement required to have been performed or complied with prior to the Closing Date.

10.	Termination.

Termination. This Agreement may be terminated before the Closing occurs only as follows:

(a)	By written agreement of NEI and ALDJ at any time.

(b)

By either ALDJ or Sellers, as the case may be, by notice to the other if, in the course of their due diligence, either party determines that completion of the transactions contemplated herein will not achieve the objectives set forth in the forward business plan.

(b)

By Sellers, by notice to ALDJ at any time, if one or more of the conditions specified in Section 4 is not satisfied at the time at which the Closing (as it may be deferred pursuant to Section 2.1) would otherwise occur or if satisfaction of such a condition is or becomes impossible.

(d)

By ALDJ, by notice to Sellers at any time, if one or more of the conditions specified in Section 3 is not satisfied at the time at which the Closing (as it may be deferred pursuant to Section 2.1), would otherwise occur of if satisfaction of such a condition is or becomes impossible.

10.1	Effect of Termination.

If this Agreement is terminated pursuant to Section 10, this Agreement shall terminate without any liability or further obligation of any party to another.

11.	Covenants Not To Sue

ALDJ covenants not to sue Keiko & Takashi Yoshida and Conway Ho (collectively “Non-director Sellers”) for any and all claims/causes of action arising out of this Agreement other than Non-director Sellers’ failure to deliver their NEI shares if all such shares are not delivered in accordance with their obligations under this Agreement. Additionally, ALDJ covenants not to sue Conway Ho for any failure on the part of Keiko and Takashi Yoshida to deliver their NEI shares in accordance with their obligations under this Agreement and covenants not to sue Keiko and Takashi Yoshida for any failure on the part of Conway Ho to deliver his shares in accordance with his obligations under this Agreement.

12.	Notices.

All notices, consents, assignments and other communications under this Agreement shall be in writing and shall be deemed to have been duly given when (a) delivered by hand, (b) sent by telex or telecopier (with receipt confirmed), provided that a copy is mailed by registered mail, return receipt requested, or (c) received by the delivery service (receipt requested), in each case to the appropriate addresses, telex numbers and telecopier numbers set forth below (or to such other addresses, telex numbers and telecopier numbers as a party may designate as to itself by notice to the other parties).

(a) If to Sellers:	(b) If to ALDJ:
Robert DeKett	Kevin M. Murphy
2050 Gateway Plaza	1174 Manitou Dr, NW
Ste 100-122	PO Box 363
San Jose CA 95110	Fox Island, WA 98333

13.	Miscellaneous.

	13.1	Expenses. Each party shall bear its own expenses incident to the preparation, negotiation, execution and delivery of this Agreement and the performance of its obligations hereunder.

	13.2	Captions. The captions in this Agreement are for convenience of reference only and shall not be given any effect in the interpretation of this agreement.

13.3

No Waiver. The failure of a party to insist upon strict adherence to any term of this Agreement on any occasion shall not be considered a waiver or deprive that party of the right thereafter to insist upon strict adherence to that term or any other term of this Agreement. Any waiver must be in writing.

13.4

Exclusive Agreement; Amendment. This Agreement supersedes all prior agreements among the parties with respect to its subject matter and is intended (with the documents referred to herein) as a complete and exclusive statement of the terms of the agreement among the parties with respect thereto and cannot be changed or terminated orally.

	13.5	Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be considered an original, but all of which together shall constitute the same instrument.

13.6

Governing Law. This Agreement and (unless otherwise provided) all amendments hereof and waivers and consents hereunder shall be governed by the internal law of the State of Nevada, without regard to the conflicts of law principles thereof.

13.7

Binding Effect. This Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors and assigns, provided that neither party may assign its rights hereunder without the consent of the other, provided that, after the Closing, no consent of NEI shall be needed in connection with any merger or consolidation of ALDJ with or into another entity.

Nanotech Entertainment, Inc.

/s/ Robert DeKett	/s/ David Foley
Robert DeKett	David Foley
President/Secretary/Director	Director

Aldar Group, Inc.

/s/ Kevin M. Murphy	/s/ Ken Liebscher
Kevin Murphy	Ken Liebscher
President/Director	Secretary/Director

EXHIBIT “A”
Certificate –Election of ALDAR Board of Directors

CERTIFICATE OF SECRETARY

     I, Kenneth B. Liebscher, duly elected Secretary of Aldar Group, Inc.. (“Aldar”) hereby certify that I have read the Sale and Acquisition Agreement between Aldar Group, Inc. and Nanotech Entertainment Inc. and that I hereby certify that all statements, representations and warranties of Aldar Group Inc. contained therein are true and correct to the best of my knowledge. I hereby further certify to the adoption of resolutions of the Board of Directors of Aldar electing Robert DeKett and David Foley as members of the Aldar Board.

Certified this 16th day of April 2009.

/s/ Kenneth B. Liebscher
Kennneth B. Liebscher, Secretary
Aldar Group Inc.

EXHIBIT “B”
Appointment of Officers of ALDAR

CERTIFICATE OF RESOLUTION BY DIRECTORS
OF
ALDAR GROUP INC.
(the “Corporation”)

Be it known that on April 16, 2009, a Special Meeting of the Board of Directors of the corporation was held wherein the following resolutions were adopted:

     It has been RESOLVED by the board of directors of the corporation that Robert DeKett be appointed President and CEO; David Foley be appointed COO; Kevin M. Murphy be appointed Secretary and Kenneth B. Liebscher be appointed CFO and as Chair of the audit committee of the corporation.

The undersigned certify that the foregoing is a true and correct copy of the resolutions adopted at the aforementioned Special Meeting of the Board of Directors of the corporation and that the resolutions are in full force and effect and have not been revoked.

IN WITNESS WHEREOF, the undersigned execute this document to be effective as of the date of the above entitled meeting.

/s/ Kevin Murphy	/s/ Kenneth B. Liebscher
Director	Director

EXHIBIT “C”
Nanotech Balance Sheet

Balance Sheet	March 15, 2009
Assets
Current Assets
Cash	$781
Paypal	$138
Investments	$-
Inventories
Pinball Wizard	$13,400
MultiPin	$15,600
Xtreme Rally	$25,000
Accounts Recievable	$-
Pre-Paid Expenses	$-
Other	$-
Total Current Assets	$54,919

Fixed Assets
Property & Equipment	$2,700
Leashold Improvements	$-
Equity and other investments	$-
Less Accumaleted depreciation	$-
Total Fixed Assets	$2,700

Other Assets
Goodwill
Sonic Gun System™	$125,000
Retr-IO™	$12,500
OptiGun™	$15,700
MyTunes™	$25,000
NanoNET™	$18,100
Pinball Wizard™	$27,000
DCMS™	$130,800
NanoPlayer™	$1,250
Jumper™	$25,000
Masher™	$25,000
MultiPin™	$215,000
XRX Rally™	$235,000
Midway King™	$12,600

Total Other Assets	$867,950

Total Assets	$925,569

Liabilities & Owner's Equity
Current Liabilities
Accounts Payable
Cost of Goods	$25,841
Operations	$4,634
Accrued Wages	$1,701
Accrued Compensation	$55,100
Notes Payable
Interest Payable	$8,319
Income Taxes Payable	$-
Unearned Revenue	$-
Other	$-
Total Current Liabilities	$95,595

Long Term Liabilities
Prepaid Royalties	$25,600
Mortgage Payable	$-
Notes Payable	$429,219
Total Long Term Liabilities	$454,819

EXHIBIT “D”
Resolution of Shareholders of ALDAR Approving Transaction

CONSENT

Pursuant to Section 78, of the Nevada Revised Statutes, the undersigned shareholders holding in excess of 51 percent of the voting power consent to and authorize the following action:

That the Corporation purchase Nanotech Entertainment Inc. by way of an exchange to of 6,480,000 common shares of the Corporation for 100% of Nanotech Entertainment Inc. common and preferred shares; and

That the officers of the Corporation are authorized to do whatever necessary pursuant to the laws of the State of Nevada to approve and effectuate the exchange.

		Number of	%
Signature	Date	Shares

/s/ Donna Alaimo Donna Alaimo	4/30/09	450,000	9.92%

/s/ Joseph Alaimo Joseph Alaimo	4/30/09	300,000	6.62%

/s/ Steven Alaimo Steven Alaimo	4/30/09	300,000	6.62%

/s/ Howard Bouch Howard Bouch	4/30/09	350,000	7.72%

Robin McNabb for: Chancery Lane Invest. Grp.	4/30/09	188,000	4.14%

/s/ Kevin M. Murphy for: GreenLeaf Forum Invest.	4/30/09	1,300,000	28.68%

/s/ Kevin M. Murphy for: Wannigan Capital Corp	4/30/09	20,000	0.44%

EXHIBIT “E”
Sellers’ Disclosure Schedule

Immersion Corporation which holds two notes totaling $250,000 carrying an option to convert to NEI common shares at $1.00 per share.

EXHIBIT “F”

648,000 common shares to:

Southwest Business Services LLC.
9360 W. Flamingo #110-158
Las Vegas, NV 89149

500,000 common shares to:

Wannigan Capital Corp. which holds a $500 note dated December, 2003 bearing no interest and carrying an option to convert to common shares at $0.001 per share.

EXHIBIT “G”
Existing liabilities of ALDAR dated January 31, 2009

	Current	1 - 30	31 - 60	61 - 90	> 90	TOTAL
Associated Horse & Veterinary Clinic	0.00	0.00	0.00	0.00	2,112.50	2,112.50
Belmont Resources	0.00	0.00	0.00	0.00	600.00	600.00
Child, Sullivan & Company	0.00	0.00	30.00	1,507.50	507.50	2,045.00
El Dorado Farms	0.00	0.00	1,416.70	1,390.47	3,481.97	6,289.14
Harwood Thoroughbred	0.00	0.00	0.00	0.00	0.00	0.00
Ken Liebscher	0.00	0.00	0.00	0.00	7,491.15	7,491.15
Kevin Murphy - Loan	0.00	0.00	0.00	0.00	8,100.00	8,100.00
Parsons/Burnett LLP	0.00	0.00	125.23	810.00	3,763.86	4,699.09
Patrick Rhodes & Associates, PLLC	0.00	0.00	0.00	0.00	11,480.12	11,480.12
Private Gold	0.00	0.00	0.00	0.00	287.61	287.61
Stalt Inc.	0.00	90.00	0.00	0.00	1,862.50	1,952.50
Traber Bergsma Simkins, Inc.	0.00	0.00	0.00	0.00	43.82	43.82
Vista Developments - Loan	0.00	0.00	0.00	0.00	1,500.00	1,500.00
Wannigan Capital.	0.00	0.00	0.00	0.00	63,755.92	63,755.92
Wannigan Consulting Corp - Loan	0.00	0.00	0.00	0.00	6,017.00	6,017.00
TOTAL	0.00	90.00	1,571.93	3,707.97	111,003.95	116,373.85